UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
ANNUAL REPORT
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the fiscal year ended December 31, 2010.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from __________ to __________

Commission File Number 1-13102

A. Full title of the Plan:
FIRST INDUSTRIAL, L.P. 401 (K) Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
FIRST INDUSTRIAL REALTY TRUST, INC.
311 S. Wacker Drive, Suite 3900, Chicago, Illinois 60606
REQUIRED INFORMATION
FINANCIAL STATEMENTS:
Item 4. Plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”) are attached hereto. Such financial statements and schedules are included in the Report in lieu of the information required by Items 1-3 of Form 11-K.

First Industrial, L.P. 401(k) Plan
Index
December 31, 2010 and 2009
Note:	Other schedules of additional information required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To	the Participants and Administrator of First Industrial, L.P. 401(k) Plan:
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of First Industrial, L.P. 401(k) Plan (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i — Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
Chicago, Illinois
June 22, 2011

First Industrial, L.P. 401(k) Plan
Statements of Net Assets Available for Benefits
At December 31, 2010 and 2009

	2010	2009

Assets
Investments at fair value (see Notes 4 and 5)	$17,278,148	$15,663,769
Participant loans receivable	200,384	230,559
Wrapper contracts at fair value (see Note 3)	2,243	1,302
Participant contributions receivable	25,872	40,315
Employer contributions receivable	194,640	—

Total assets	17,701,287	15,935,945

Liabilities
Excess contribution payable (see Note 7)	—	96,272

Total liabilities	—	96,272

Net assets at fair value	17,701,287	15,839,673
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(9,798)	21,455

Net assets available for benefits	$17,691,489	$15,861,128

The accompanying notes are an integral part of these financial statements.

First Industrial, L.P. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2010

2010

Additions
Additions to net assets attributed to:
Investment income:
Interest and dividends	$304,755
Interest from participant loans	12,676
Net appreciation in fair value of investments (see Notes 4 and 5)	1,931,665

Total investment income	2,249,096

Contributions:
Participant	1,311,805
Employer	194,640

Total contributions	1,506,445

Total additions	3,755,541

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	1,921,046
Administrative expenses	4,134

Total deductions	1,925,180

Net additions	1,830,361
Net assets available for benefits:
Beginning of year	15,861,128

End of year	$17,691,489

The accompanying notes are an integral part of these financial statements.

First Industrial, L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009
1.	Plan Description

The following description of the First Industrial, L.P. 401(k) Plan (the “Plan”) is intended to provide only general information. Participants should refer to the Plan agreement and the summary Plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan which was established on January 1, 1995, and is administered by First Industrial, L.P. (the “Employer”). The assets of the Plan are managed and administered under the terms of an agreement between the Employer and the trustee, Fidelity Management Trust Company (the “Trustee”). The Trustee is responsible for the investment of such assets and the accounting for all related receipts and disbursements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility

All employees who have reached age 21 are eligible to participate in the Plan on the first day of the month following the first 30 days of his or her employment.

Contributions

Each year, participants may contribute up to 60 percent of pretax annual compensation, as defined in the Plan, subject to Internal Revenue Service (“IRS”) limits. Participant contributions may also include rollovers, which represent transfers of participant account balances previously held in the former employer’s qualified plans.

Each year, the Employer will determine the amount, if any, of matching contributions, which will be contributed to the Plan, however, participant contributions in excess of 6% of pretax annual compensation, as defined in the Plan, are not matched by the Employer. The participant must be employed as of the last day of the Plan year to be eligible for any matching contributions made for that Plan year.

In no event shall the contributions credited to a participant’s account for any Plan year, either separately or when combined with the Employer contributions, exceed the allowable deduction for federal income tax purposes.

Automatic Enrollment Contributions

Each eligible employee hired by the Employer is automatically enrolled in the Plan, unless the employee makes an affirmative election not to enroll. The employee is enrolled to contribute 3% of their eligible compensation to the Plan, which will increase 1% annually on January 1st (after the employee has been participating in the Plan for at least six months), not to exceed 6%, unless the participant specifies an election percentage.

Participant Accounts

Each participant’s account is credited with that participant’s contributions, and allocations of a) the Employer contribution, if any, and b) Plan earnings/(losses). Allocations are based on participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The net investment gain or loss for each of the investment assets is allocated daily to each participant’s elective accounts in the proportion to which each such account bears to the total of all such asset accounts.

First Industrial, L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009
Vesting

All participant and Employer contributions and earnings thereon are fully and immediately vested.

Participant Loans Receivable

Within the limits of IRS regulations, which change from time-to-time, a loan may be requested for any reason by a participant. The minimum loan is $1,000. The maximum loan is generally limited to the lesser of:

(1) 50% of the participant’s vested account balance, or

(2) $50,000, minus the highest outstanding loan balance in the prior 12 months.

The loan repayment period is set at a maximum of 5 years except in the case of a loan for the purpose of acquiring a principal residence, in which case the loan may be repaid over 10 years. Participants may only have one loan outstanding at any time. The Plan administrator sets the rate of interest which, in general, approximates the prevailing interest rates charged by lending institutions for loans which would be made under similar circumstances. The interest rate remains fixed throughout the duration of the loan. Upon termination with the Employer, the loan is due immediately. Outstanding loan balances may be paid off at any time while employed by the Employer; partial pre-payments are not permitted.

Payment of Benefits

Upon termination of service due to death, disability, and retirement or due to other reasons, a participant may elect to receive a lump sum amount equal to the value of the participant’s vested interest in his/her account or be paid in periodic payments if the account balance exceeds $5,000. If a participant terminated employment and the account balance is less than $5,000, a lump sum payment will be made unless the participant chooses to make a direct rollover into another eligible retirement plan. Generally, the participant is required by law to receive a minimum required distribution from the Plan no later than April 1 following the year he/she reaches 70 1/2 years old.

Administrative Expenses

Certain professional fees and administrative expenses incurred in connection with the Plan are paid by the Employer. Loan processing fees are paid by the participant and deducted from their Plan assets.
2.	Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting, except for the cash basis recording of benefits paid.

Valuation of Investments and Income Recognition

Shares of registered investment funds, common stock and self directed brokerage accounts are stated at fair value. Refer to Note 5 for disclosures provided for fair value measurements of Plan investments.

As described in the Financial Accounting Standards Board’s (“FASB”) guidance, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the

First Industrial, L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009
terms of the plan. The Plan invests in investment contracts through a collective trust. As required by the guidance, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts held in the collective trust as well as the adjustment of the fully benefit-responsive investment contracts held in the collective trust from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of investments are reflected on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Participant Loans Receivable

Participant loans are stated at unpaid principal plus unpaid accrued interest. At December 31, 2010 and 2009, there were no loans in default that exceeded the participants’ vested account balances.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stock and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Recent Accounting Pronouncements

In September 2010, the FASB issued authoritative guidance that amends the classification, measurement and disclosure requirements for loans to participants by defined contribution pension plans. The revised guidance requires participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. Additionally, fair value disclosures are no longer required for loans to participants. This guidance was effective for annual periods ending after December 15, 2010. The adoption of this guidance did not have a significant impact to the Plan.

3.	Investment Contracts

The Plan invests in a collective trust fund. Fidelity Managed Income Portfolio, the collective trust, may invest in various benefit-responsive investment contracts, such as short and long-term investment contracts issued by insurance companies (“GICs”), investment contracts issued by commercial banks (“BICs”), synthetic investment contracts or wrap contracts, comprising underlying assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and a “wrapper” contract issued by a third party, and cash equivalents represented by units of a money market portfolio (collectively, the “investment contracts”). The wrapper contract is a contract with a third party to provide market and cash flow risk protection to the Plan for the Fidelity Managed Income Portfolio.

First Industrial, L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009
As described in Note 1, because the investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of net assets available for benefits attributable to the investment contracts. Therefore, investments in GICs, BICs and wrapper contracts are valued at contract value, which represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise.
Certain events limit the ability of the collective trust to transact at contract value with the issuer. The Employer does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
The average yield of the investment contracts based on interest rate credited to participants was approximately 1.31% and 1.65% at December 31, 2010 and 2009, respectively, which approximates the yield on actual earnings.
4. Investments
The investment assets of the Plan as of December 31, 2010 and 2009 were held, and all transactions therein were executed by the Trustee, under terms of the trust agreement. Participants in the Plan may direct the Trustee to invest their account balances in one or more of thirty-one investment options, including First Industrial Realty Trust, Inc. common stock. In addition, participants can elect to invest their plan assets in individual securities by establishing a plan level brokerage account. The following is a summary of those investments held at December 31, 2010 and 2009 that individually exceed five percent of net assets available for benefits:

	2010	2009
Spartan 500 Index Fund	$1,784,804	$1,804,849
The Oakmark Equity and Income Fund	1,510,671	1,359,513
Fidelity Diversified International Fund	1,364,123	1,490,297
Baron Asset Fund	1,338,852	1,247,883
Victory Diversified Stock Fund Class A	1,321,776	1,273,992
Eaton Vance Large Cap Value Fund Class A	1,299,816	1,271,070
Fidelity Managed Income Portfolio*	1,195,276	1,175,235
Fidelity U.S. Bond Index Fund	1,017,303	963,220
Cohen & Steers Realty Shares, Inc.	1,016,330	—
Fidelity Freedom 2020 Fund	—	816,898

*	Investment is stated at contract value for the years ended December 31, 2010 and 2009, rather than fair value.
During 2010, the Plan’s common stock, registered investment funds and self directed brokerage accounts (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $440,917, $1,446,736 and $24,012, respectively.

First Industrial, L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009
5. Fair Value Measurements
The guidance for fair value measurement of financial instruments establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.
As of December 31, 2010 and December 31, 2009, the Plan investments measured at fair value on a recurring basis were as follows:

		Fair Value Measurements Using:
		Quoted Prices	Significant
		in Active	Other
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Investments at fair value as of December 31, 2010:
Registered Investment Funds
Target-dated Retirement Funds	$3,306,014	$3,306,014	$—	$—
Large Cap U.S. Equity	4,602,888	4,602,888	—	—
Small / Mid Cap U.S. Equity	1,628,606	1,628,606	—	—
International Equity	1,389,853	1,389,853	—	—
Fixed Income	1,608,290	1,608,290	—	—
Balanced / Asset Allocation	1,510,671	1,510,671	—	—
Specialty Equity	1,016,330	1,016,330	—	—

Total Registered Investment Funds	15,062,652	15,062,652	—	—
Collective Trust*	1,205,074	—	1,205,074	—
Common Stock and Units	995,508	995,508	—	—
Interest-Bearing Cash	17,157	17,157	—	—

Total investments at fair value	$17,280,391	$16,075,317	$1,205,074	$—

Investments at fair value as of December 31, 2009:
Registered Investment Funds
Target-dated Retirement Funds	$3,259,078	$3,259,078	$—	$—
Large Cap U.S. Equity	4,410,784	4,410,784	—	—
Small / Mid Cap U.S. Equity	1,333,428	1,333,428	—	—
International Equity	1,541,417	1,541,417	—	—
Fixed Income	1,183,421	1,183,421	—	—
Balanced / Asset Allocation	1,359,513	1,359,513	—	—
Specialty Equity	732,585	732,585	—	—

Total Registered Investment Funds	13,820,226	13,820,226	—	—
Collective Trust*	1,153,781	—	1,153,781	—
Common Stock	619,472	619,472	—	—
Interest-Bearing Cash	71,592	71,592	—	—

Total investments at fair value	$15,665,071	$14,511,290	$1,153,781	$—

*	Collective Trust investment includes wrapper contracts at fair value.
As detailed in Note 2, participant loans have been reported as receivables, in accordance with FASB ASC authoritative guidance. As such, participant loans in the amount of $230,559 which were previously categorized as Level 3 Plan investments at December 31, 2009 have been removed from the table above. Additionally the presentation of the registered investment funds as of December 31, 2009 has been disaggregated to be consistent with the presentation of investments at fair value as of December 31, 2010.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.
     Registered investment funds
The shares of registered investment funds are valued at quoted market prices on an exchange in active markets, which represent the net asset values of shares held by the Plan at year end, and are classified as Level 1 investments.
     Collective trust
The collective trust is composed of fully benefit-responsive investment contracts and is classified as a Level 2 investment. The collective trust is not available on an exchange in an active market; however, the fair value is determined based on the underlying investments as traded on an exchange in an active market using the most recent bid prices available, or, if prices are not readily available, securities may be valued by other methods. These methods include reviewing price movements in future contracts and American depository receipts, market and trading trends, the bid/ask quotes of brokers and off exchange institutional trading, and then making a good faith determination of a security’s value. Included in the collective trust are wrapper contracts in the amount of $2,243 as of December 31, 2010.
Although the Employer has determined that the inputs used to value the collective trust fall within Level 2 of the fair value hierarchy, the wrapper contracts included utilize Level 3 inputs, such as valuing the contracts using a discounted cash flow model. However, the Employer has assessed the significance of the impact of the wrapper contracts on the overall valuation of the collective trust and has determined that the wrapper contracts are not significant to the overall valuation of the collective trust. As a result, the Employer has determined that the valuations in their entirety are classified as Level 2 of the fair value hierarchy.
     Common stock and common units
Common stock consists of First Industrial Realty Trust, Inc. common stock and common stock and common units invested within plan level brokerage accounts. Common stock and common units are quoted on a recognized securities exchange, and valued at the last reported sales price on the last business day of the Plan year and are classified as a Level 1 investment.
6. Plan Termination
Although the Employer has reserved the right to amend or terminate the Plan, it was established with the intention that the Plan will be indefinite. In the event of termination, each participant or beneficiary, as the case may be, is entitled to receive any amounts credited to his or her accounts in the Plan, provided, however, that the Employer is not required to effect such distribution until written evidence of approval of such termination and distribution has been received from the Commissioner of the IRS. Presently, there is no intention on part of the Employer to terminate the Plan.
7. Tax Status
The IRS has determined and informed the Employer by letter dated August 11, 2004, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Accordingly, the Plan administrator believes that the Plan is designed and is currently being operated in accordance with the requirements of Section 401(a) of the IRC. Therefore, no provision for income taxes has been recorded by the Plan.
During 2009, contributions made by certain highly compensated participants exceeded contribution limitations of the Plan and a portion of the contributions are required to be returned to the participants. Accordingly, the Plan recorded an excess contribution payable of $96,272 as of December 31, 2009, which is presented within contributions on the Statement of Changes in Net Assets Available for Benefits. On February 12, 2010, the excess contribution of $96,272 was paid to certain highly compensated participants.

First Industrial, L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.
8. Party-in-Interest Transactions
Certain Plan investments are shares of mutual funds managed by the Trustee and common stock of First Industrial Realty Trust, Inc., the parent of the Employer. Additionally, certain participants have loans outstanding to the Plan. Therefore, these transactions qualify as party-in-interest transactions.
Administrative expenses paid by the Plan for the year ended December 31, 2010 were $4,134. Expenses incurred by the Employer to the Trustee for recordkeeping and investment management services were $10,775 for the year ended December 31, 2010.
9. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2010	December 31, 2009
Net assets available for benefits per the financial Statements	$17,691,489	$15,861,128
Plus: Distribution payable	—	96,272
Plus: Adjustments from fair value to contract value for fully benefit-responsive investment contracts	9,798	(21,455)

Net assets available for benefits per the Form 5500	$17,701,287	$15,935,945

The following is a reconciliation of investment income per the financial statements to the Form 5500:

December 31, 2010
Net additions per the financial statements	$1,830,361
Less: Distribution payable	(96,272)
Plus: Adjustments from fair value to contract value for fully benefit-responsive investment contracts	31,253

Net income per the Form 5500	$1,765,342

10. Subsequent Events
Total distributions of $255,253 were paid from January 1, 2011 to June 22, 2011 relating to employees terminated during 2010.

SUPPLEMENTAL SCHEDULE

First Industrial, L.P. 401(k) Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

	Description of investment
	including maturity date, rate of
Identity of issue, borrow, lessor or	interest, collateral, par, or		Current
similar party	maturity value	Cost**	Value
* First Industrial Realty Trust, Inc.	Common Stock		$874,550
PIMCO Total Return Fund	Registered Investment Fund		347,107
Baron Asset Fund	Registered Investment Fund		1,338,852
Cohen & Steers Realty Shares, Inc.	Registered Investment Fund		1,016,330
TCW Small Cap Growth Fund Class I	Registered Investment Fund		37,662
The Oakmark Equity and Income Fund	Registered Investment Fund		1,510,671
Victory Diversified Stock Fund Class A	Registered Investment Fund		1,321,776
Artisan Mid Cap Value Fund	Registered Investment Fund		98,435
Allianz NFJ Small-Cap Value Fund	Registered Investment Fund		137,507
Eaton Vance Large Cap Value Fund Class A	Registered Investment Fund		1,299,816
* Fidelity Contrafund	Registered Investment Fund		196,491
* Fidelity Government Income Fund	Registered Investment Fund		11,526
* Fidelity Diversified International Fund	Registered Investment Fund		1,364,123
* Fidelity Freedom Income Fund	Registered Investment Fund		97,599
* Fidelity Freedom 2000 Fund	Registered Investment Fund		68,168
* Fidelity Freedom 2005 Fund	Registered Investment Fund		11,865
* Fidelity Freedom 2010 Fund	Registered Investment Fund		732,121
* Fidelity Freedom 2015 Fund	Registered Investment Fund		177,974
* Fidelity Freedom 2020 Fund	Registered Investment Fund		732,795
* Fidelity Freedom 2025 Fund	Registered Investment Fund		393,421
* Fidelity Freedom 2030 Fund	Registered Investment Fund		490,576
* Fidelity Freedom 2035 Fund	Registered Investment Fund		168,232
* Fidelity Freedom 2040 Fund	Registered Investment Fund		396,866
* Fidelity Freedom 2045 Fund	Registered Investment Fund		96,472
* Fidelity Freedom 2050 Fund	Registered Investment Fund		37,525
* Spartan Extended Market Index Fund	Registered Investment Fund		16,150
* Spartan International Index Fund	Registered Investment Fund		25,729
* Fidelity High Income Fund	Registered Investment Fund		134,756
* Fidelity Managed Income Portfolio	Collective Trust		1,205,074
* Spartan 500 Index Fund	Registered Investment Fund		1,784,804
* Fidelity U.S. Bond Index Fund	Registered Investment Fund		1,017,303
Self Directed Brokerage Account	Interest bearing cash		17,157
Self Directed Brokerage Account	Common Stock and Common Units		120,958
* Participant loans	Loans to Participants (maturities range from 1 to 9 years, interest rates range from 4.25% to 10.25%).		200,384

			$17,480,775

*	Denotes party in interest.

**	Cost information has been omitted with respect to participant or beneficiary directed transactions.

SIGNATURE
Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan (the “Plan Administrators”)) has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

FIRST INDUSTRIAL, L.P. 401 (K) Plan
	By:	FIRST INDUSTRIAL, L.P., as Plan Administrator

	By:	FIRST INDUSTRIAL REALTY TRUST, INC, as sole general partner of First Industrial, L.P.

Date: June 22, 2011	By:	/s/ Scott A. Musil
Scott A. Musil
Chief Financial Officer

EXHIBIT INDEX
Exhibit No.

23	Consent of PricewaterhouseCoopers LLP